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                                                                  Exhibit (a)(6)
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This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated October 20, 1998 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Purchaser is not aware of any state or jurisdiction where the making of the Offer is prohibited by any applicable law. If the Purchaser becomes aware of any state or jurisdiction where the making of the Offer or the acceptance of Shares is not in compliance with any applicable law, the Purchaser will make a good faith effort to comply with such law. If, after such good faith effort, the Purchaser cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such state or jurisdiction.
In any state or jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Credit Suisse First Boston Corporation
("Credit Suisse First Boston") or one or more registered brokers or dealers licensed under the laws of such state or jurisdiction.

Notice of Offer to Purchase for Cash
All of the Outstanding Common Shares
of
Elsag Bailey Process Automation N.V.
at
$39.30 Net Per Share
and

All of the Outstanding 51/2% Convertible Trust Originated Preferred Securities of
Elsag Bailey Financing Trust
at
$61.21 Net Per Share
by
ABB Transportation Participations B.V.
A Direct, Wholly Owned Subsidiary of
ABB Asea Brown Boveri Ltd.


ABB Transportation Participations B.V., a corporation organized under the laws of The Netherlands (the "Purchaser") and a direct, wholly owned subsidiary of ABB Asea Brown Boveri Ltd., is offering to purchase all outstanding (i) common shares, par value NLG 1.00 per share (the "Company Shares"), of Elsag Bailey Process Automation N.V., a corporation organized under the laws of The Netherlands (the "Company"), at a price of $39.30 per Company Share, net to the seller in cash, without interest thereon and (ii) 5-1/2% Convertible Trust Originated Preferred Securities (the "Preferred Securities" and, together with the Company Shares, the "Shares") of Elsag Bailey Financing Trust guaranteed by the Company and convertible into Company Shares, at a price of $61.21 per Preferred Security, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 1998 (the "Offer to Purchase'') and in the related Letter of Transmittal (which, as they may be amended and supplemented from time, together constitute the "Offer").


THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 17, 1998, UNLESS THE OFFER IS EXTENDED.


The Offer is conditioned upon, among other things, (i) there being validly tendered and not properly withdrawn prior to the Expiration Date (as defined below) a number of Shares which constitute at least seventy-five percent of the fully diluted share capital of the Company and (ii) the receipt of certain governmental approvals. The Offer is also subject to other terms and conditions. See the Introduction and Sections 1 and 14 of the Offer to Purchase.

The Offer is being made pursuant to an Acquisition Agreement, dated as of October 14, 1998 (the "Acquisition Agreement"), by and between the Purchaser and the Company. Concurrently with the execution of the Acquisition Agreement, the Purchaser and Finmeccanica S.p.A. (the "Selling Shareholder") entered into a Shareholder's Agreement pursuant to which the Selling Shareholder has agreed to irrevocably tender pursuant to the Offer (and not withdraw) 17,813,527 Company Shares and 1,600,000 Preferred Securities (collectively representing approximately 53.2% of the fully diluted share capital of the Company), all pursuant to the terms and subject to the conditions set forth in the Shareholder's Agreement. See Section 11 of the Offer to Purchase.

Each of the Supervisory Board and the Management Board of the Company has unanimously (i) determined that the Offer is fair to, and in the best interests of, the holders of Shares (the "Holders") and other relevant constituencies, the Company's subsidiaries and the enterprises carried on by the Company and its subsidiaries, (ii) approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer, and (iii) recommended that the Holders accept the Offer and tender their Shares pursuant to the Offer.

Tendering Holders who have Shares registered in their own name and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions, or, except as set forth in Instruction 6 to the Letter of Transmittal, stock transfer taxes on the purchase of Shares pursuant to the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn if, as and when the Purchaser gives oral or written notice to The Bank of New York (the "Depositary") of its acceptance of such Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Holders, for the purpose of receiving payments from the Purchaser and transmitting payments to such tendering Holders whose Shares have theretofore been accepted for payment. In all cases, payment for Shares pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or, in the case of Shares held in book-entry form, timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in Section 3 of the Offer to Purchase), (ii) a duly executed Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) all other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the purchase price for the tendered Shares, regardless of any delay in making such payment or extension of the Expiration Date.

The "Expiration Date" shall mean 12:00 midnight, New York City time, on November 17, 1998, unless and until the Purchaser, in accordance with the terms of the Offer, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire. Subject to the applicable rules and regulations of the Securities and Exchange Commission (the "Commission") and any other U.S. or foreign regulatory or governmental authority and applicable law, the Purchaser expressly reserves the right, in its sole discretion (but subject to the terms of the Acquisition Agreement), at any time or from time to time, to extend for any reason the period of time during which the Offer is open, including upon the occurrence of any of the events specified in Section 14 of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary.

Subject to the applicable rules and regulations of the Commission and to applicable law, the Purchaser also expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Acquisition Agreement), at any time and from time to time: (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares pending receipt of any regulatory approval specified in Section 14 of the Offer to Purchase or in order to comply in whole or in part with any other applicable law; (ii) to terminate the Offer and not accept for payment any Shares if any of the conditions referred to in Section 14 of the Offer to Purchase are not satisfied or any of the events specified in
Section 14 of the Offer to Purchase have occurred; and (iii) to waive any condition, or otherwise amend the Offer in any respect, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right of a tendering Holder to withdraw such Holder's Shares. Any such extension, delay, termination, waiver or amendment will be followed, as promptly as practicable, by a public announcement thereof by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which require that material changes be promptly disseminated to Holders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement.

Except as otherwise provided below, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after December 18, 1998, or at such later time as may apply if the Offer is extended. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered Holder, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the tendering Holders must submit the serial numbers shown on the particular certificate evidencing the Shares to be withdrawn and, unless the Shares evidenced by such certificates have been tendered by an Eligible Institution (as defined in Section 3 of the Offer to Purchase) or by means of a Letter of Transmittal, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book Entry Transfer Facility to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. None of the Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer, but may be retendered at any time prior to the Expiration Date by following any of the procedures described in Section 3 of the Offer to Purchase.

The Company has provided the Purchaser with the Company's list of Holders and security position listings in respect of Shares for the purpose of disseminating the Offer to the Holders. The Offer to Purchase, the Letter of Transmittal and any other related materials will be mailed to record Holders whose names appear on the Company's list of Holders, or if applicable, who are listed as participants in a clearing agency's security position listing.

The information required to be disclosed by paragraph (e)(1)(vii) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at the Purchaser's expense. The Purchaser or other related persons will not pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager, the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.


The Information Agent for the Offer is:
MORROW & CO., INC.

445 Park Avenue, 5th Floor
New York, New York 10022
Toll Free (800) 566-9061
Call Collect (212) 754-8000
Banks and Brokerage Firms Please Call:
(800) 662-5200

The Dealer Manager for the Offer is:



(Credit Suisse/First Boston -- logo)



Eleven Madison Avenue
New York, New York 10010-3629
Call Toll Free (800) 881-8320

October 20, 1998